Filed by Strathcona Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: MEG Energy Corp.
Commission File No. 132-02876

Tender Instructions

Tender by the Expiry Time of 5:00 p.m. (Mountain Time) on September 15, 2025

Shareholder Type	How Do I Tender My Shares to the Offer?

Beneficial Shareholder You are a Beneficial Shareholder if your MEG shares are registered in the name of an investment dealer, broker, bank, trust company or other intermediary.

Contact your broker or applicable intermediary and provide them with your tender instructions.

Please note that your broker or applicable intermediary likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Registered Shareholder You are a Registered Shareholder if your MEG shares are registered in your name and represented by a physical certificate or held as a DRS Advice.

Properly complete and execute the Letter of Transmittal and deposit it, at or prior to the Expiry Time, together with your certificate(s) or DRS advice(s) representing your Common Shares held in MEG and all other required documents, with the Depositary, Odyssey Trust Company, as follows:

BY MAIL, REGISTERED MAIL, HAND or COURIER:

Calgary Office	Toronto Office
Stock Exchange Tower	Trader’s Bank Building
12030-355 5th Avenue SW	702-67 Yonge Street
Calgary, AB T2P 3C4	Toronto, ON M5E 1J8
Attention: Corporate Actions	Attention: Corporate Actions

EMAIL: corp.actions@odysseytrust.com

(Delivery by email is only acceptable if accompanied by DRS Advices where there is no change in registration or address.)

Alternatively, you may tender your Common Shares by following the procedures for book-entry transfer or guaranteed delivery, as outlined in the Offer Circular.

Shareholders are encouraged to review the "Manner of Acceptance" section of the Offer Circular for additional information.

Questions and requests should be directed to the following:

The Information Agent for the Offer is:

LAUREL HILL ADVISORY GROUP	Toll-Free Phone: 1-877-452-7184 Email: assistance@laurelhill.com

The Depositary for the Offer is:

ODYSSEY TRUST COMPANY	Toll-Free in North America: 1-888-290-1175 Collect Outside of North America: 1-587-885-0960 Email: corp.actions@odysseytrust.com

Additional Information and Where to Find It

This communication relates to an offer (the “Offer”) by Strathcona Resources Ltd. (“Strathcona”) to purchase all of the issued and outstanding common shares (the "MEG Shares") in the capital of MEG Energy Corp. ("MEG") not already owned by Strathcona or its affiliates. In connection with the Offer, Strathcona has and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended, which includes the formal offer to purchase and take-over bid circular and other documents related to the Offer. This communication is not a substitute for the Registration Statement, the formal offer to purchase and take-over bid circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT, THE FORMAL OFFER TO PURCHASE AND TAKE-OVER BID CIRCULAR, ALL DOCUMENTS INCORPORATED BY REFERENCE THEREIN, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT STRATHCONA, MEG AND THE OFFER.

The Registration Statement, formal offer to purchase and take-over bid circular and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, formal offer to purchase and take-over bid circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith will be made solely by, and subject to the terms and conditions set out in, the formal offer to purchase and take-over bid circular and accompanying letter of transmittal and notice of guaranteed delivery. The formal offer to purchase and take-over bid circular contains important information about the Offer and should be read in its entirety by MEG shareholders.